Exhibit 99.4

Hudbay Issues Management Information Circular, Continues with Board Renewal and Warns Shareholders that Waterton Threatens Hudbay’s Positive Momentum

•                  Hudbay’s Board and management team are executing on the company’s strategic plan and have delivered one, three and five-year total shareholder returns that significantly outperform Hudbay’s peer group, with over 80% of the analysts who cover Hudbay raising their price targets since January 1, 2019

•                  Despite this positive momentum, Waterton is seeking to replace 80% of Hudbay’s Board, including the Chair and executive leadership, while only holding 12% of Hudbay’s shares

•                  Waterton and its director nominees raise a number of red flags

•                  Despite Waterton’s refusal to engage constructively, Hudbay’s Board remains committed to responsible renewal and recommends that shareholders vote for three new directors, including Hudbay’s nominee Richard Howes and two Waterton nominees — Mike Anglin and David Smith — to replace two departing directors

•                  Shareholders with questions or requiring assistance voting their GREEN proxy should contact Hudbay’s proxy solicitation agent, Laurel Hill Advisory Group, at 1-877-452-7184 or 1-416-304-0211 (for Hudbay shareholders outside North America) or by e-mail at assistance@laurelhill.com.

Toronto, Ontario, April 5, 2019 — Hudbay Minerals Inc. (“Hudbay” or the “company”) (TSX, NYSE:HBM) today issued its management information circular, a letter to shareholders and an investor presentation (collectively, the “Proxy Materials”) ahead of its 2019 Annual and Special Meeting of Shareholders (the “Meeting”), scheduled for May 7, 2019. The Proxy Materials are available on Hudbay’s website at www.hudbay.com. Shareholders should vote using only the GREEN proxy and ensure that it is received prior to the proxy voting deadline of 10:00 a.m. (Toronto Time) on Friday, May 3, 2019.

The Proxy Materials highlight the positive momentum at Hudbay and how Waterton Global Resource Management, Inc. (“Waterton”), a fairly recent shareholder with a history of value destruction and disruption, threatens future value creation at the company.

“Hudbay is operating exceptionally well and is creating value for shareholders today, while positioning the company for sustainable value creation in the future,” said Alan Hibben, Hudbay’s Board Chair. “Our repeated attempts to constructively engage with Waterton have been met with escalating, changing and self-serving demands that would put Waterton first, at the expense of other shareholders. Given the facts regarding Hudbay’s strong performance and experienced and engaged Board and executive leadership, the only rational explanation is that Waterton is seeking control and influence in support of another agenda it has chosen not to reveal.”

Hibben concluded: “Despite Waterton’s refusal to engage constructively on a settlement that would be in the best interests of all shareholders, Hudbay sought a reasonable compromise — right up to the moment Hudbay’s proxy materials were issued. In this context, the Board is supporting the election of who we believe to be two qualified director nominees from Waterton’s slate, in addition to mining industry leader Richard Howes. We are doing so with the input and support of some of Hudbay’s largest shareholders, who believe this is a thoughtful and appropriate solution that balances a number of considerations while protecting shareholder interests. Hudbay and these large shareholders also understand the significant disruption and risk to value creation that would occur if there is any change to the executive leadership team or unwarranted further changes to the Board.”

Hudbay’s letter to shareholders, which is included in the management information circular, follows:

Fellow Hudbay shareholders,

This year’s Annual and Special Meeting of Shareholders is fast approaching, and the outcome of this meeting will be critical to the value of your investment. It is important that you carefully review the following information before voting only the GREEN proxy FOR the director nominees recommended by Hudbay Minerals Inc.

Waterton Global Resource Management, Inc. (“Waterton”) is attempting to replace 80% of Hudbay’s Board of Directors and its executive leadership, despite holding only 12% of our shares. Waterton and its nominees raise a number of red flags you should carefully consider before you vote. These unnecessary and ill-timed changes would be very disruptive and threaten Hudbay’s positive momentum and the value of your investment.

Successful Execution of Hudbay’s Strategic Plan is Driving Outperformance

Hudbay has significant positive momentum, which is reflected in the increasing value of your shares:

•                  The value of your shares has increased by approximately 50% in the last six months as a result of very strong operating results and the achievement of key development milestones;

•                  Your Board and management team have delivered one, three and five-year total shareholder returns that significantly outperform Hudbay’s peer group; and

•                  Over 80% of the analysts who cover Hudbay have raised their price targets since January 1, 2019.

Hudbay’s Board and Management have an Effective Long-Term Growth Strategy

Our success did not happen overnight. It reflects many years of focused execution of our consistent and effective long-term growth strategy:

•                  Hudbay has grown from a single asset Company to a leading mid-tier copper producer with a world-class portfolio of long-life, low-cost assets in mining-friendly jurisdictions;

•                  The Company offers the highest leverage to the copper price among our peers; and

•                  Our long-life assets provide exposure to multiple commodity price cycles, while our low costs of production ensure we can continue to generate cash flow through the downturns in the commodity cycle.

This strategy, combined with our achievement of a number of recent operating and development milestones, has resulted in a significant increase to the net asset value of your shares. With a number of key catalysts in sight, Hudbay is poised to continue to outperform our peers and deliver value to our shareholders.

Hudbay is Delivering Shareholder Value from all Aspects of the Mining Business

Alan Hair, our CEO, is driving positive momentum across Hudbay’s operations:

Constancia — We purchased Constancia as a greenfield project in 2011 and brought it to production in only four years. The construction and ramp-up of the mine were so successful, Constancia is used as a best-in-class example by global mining giant BHP. Constancia is the lowest cost sulphide copper mine in South America, and the efficiency of our operations is demonstrated by our recent achievement of record throughput and recoveries with an industry leading safety record. Since we announced the acquisition of Constancia, mineral reserves have increased by nearly 100% and the future remains bright following our acquisition of very prospective exploration properties near the mine;

•                 Lalor — Our Lalor mine is the latest in a long history of exploration and operational success at our Manitoba operations. We discovered Lalor in 2007 and achieved commercial production only seven years later. We recently announced that Lalor’s annual gold production will more than double from current levels as it transitions to one of the lowest cost gold mines in Canada. Our exploration team recently discovered a high grade zinc and gold deposit near Lalor that, along with the mineral resources at our nearby deposits, has the potential to extend Lalor’s mine life well beyond its current reserves; and

•                 Rosemont — Hudbay acquired the world-class Rosemont project in Arizona in 2014 and has successfully navigated a complicated and rigorous permitting process. The project is now fully- permitted and we’ve initiated financing activities and early works development as we look ahead to construction of this exciting asset by the same team that built Constancia. Once completed, Rosemont is expected to increase Hudbay’s copper-equivalent production by approximately 50% and EBITDA by nearly 100%.

We’ve achieved these successes with a strong commitment to responsible engagement with our stakeholders:

•                 Manitoba — We’ve discovered and built over 25 mines in Manitoba, and our commitment to successful closure and reclamation is demonstrated by our Reed mine, which was located in a provincial park and reclaimed in 2018;

•                 Peru — Our community relations success in Peru is demonstrated by over 90 social investment agreements with local communities. We are also very proud of our industry leading safety record — during Constancia’s construction, we had approximately 20 million hours worked without a lost- time accident; and

•                 Arizona — Rosemont will be an industry leader in water efficiency standards and the community commitments we have agreed to as part of the Rosemont permitting process involve conservation, recreational and cultural measures worth more than $150 million.

We expect to build on Hudbay’s recent successes through the realization of many near-term value creation catalysts including:

•                 Early works and the sale of a joint venture interest at Rosemont in advance of a construction decision;

•                 Upgrading mineral resources and continuing to make new discoveries around Lalor that will further extend the mine life;

•                 Securing access to high grade deposits near Constancia and commencing exploration and development; and

•                 Advancing our recently acquired Ann Mason copper project in Nevada and other exciting opportunities in our project pipeline.

Your Company is creating strong and sustainable value today and is well-positioned to continue creating value in the future with our unparalleled leverage to the copper price.

Hudbay has a Strong Independent Board and Proven Leadership Team

Hudbay has an independent, diverse and highly qualified Board that has been consistently recognized for its strong corporate governance practices. We are ranked in the top 20% for overall governance quality by proxy advisor Institutional Shareholder Services, and we are ranked in the top 50 by the Globe and Mail’s 2018 Board Games Corporate Governance Ranking — the only base metal miner to be ranked in the top 100. Our strong corporate governance is complemented by our commitment to Board renewal, as evidenced by the fact that 60% of Hudbay’s current directors have joined the Board in the last six years. Hudbay’s professional and independent directors effectively represent the interests of all shareholders and have been actively engaged in all aspects of the business.

Our management team is led by our CEO, Alan Hair, who has over 35 years of experience in mining, including over 20 years with Hudbay in various operating, technical and business development capacities. Alan is responsible for the acquisition of Hudbay’s world-class portfolio of assets and his oversight of the construction of three Hudbay mines since 2012 ensures your investment is in good hands as we embark on the next stage of growth at Rosemont.

Waterton and its Slate of Nominee Directors Threaten Hudbay’s Positive Momentum

Waterton, a relatively recent Hudbay shareholder whose interests as a mining private equity fund may conflict with yours, is attempting to replace 80% of the Board, including the Chair and CEO, despite holding only 12% of the Company’s shares. Waterton and its nominees raise a number of red flags. These unnecessary and ill-timed changes to Hudbay’s Board and executive leadership would be very disruptive and threaten Hudbay’s positive momentum and the value of your investment for a number of important reasons:

•                 Track Record of Value Destruction — Waterton lacks a credible mining track record, and the share price of companies in which it makes investments has almost universally declined. Waterton is currently embroiled in a lawsuit in which it is accused of fraud and misrepresentation leading to its acquisition of the mine of a company in which it invested to the detriment of its shareholders;

•                 Disingenuous and Cannot be Trusted — Hudbay’s good-faith attempts to constructively engage with Waterton have been met with escalating, changing demands that would put Waterton first, at the expense of other shareholders. Waterton has moved from demanding an acquisition moratorium — a highly unusual approach to corporate governance that fundamentally undermines one of the central stewardship responsibilities of the Board — to a demand for three Board seats plus a “Board Observer” who would have access to confidential information without standing for election as a director. Waterton now wants to replace 80% of the Board (including our Chair and CEO). Shareholders are right to ask, “what’s next?” Waterton has also manipulated the facts in a transparent attempt to build a false narrative around Hudbay — a company that is performing well with positive momentum;

•                 Waterton Has Not Offered any Alternative Plans — Waterton has made numerous (often baseless) critiques of Hudbay but does not have an alternative plan for your Company. In fact, Waterton appears to have endorsed Hudbay’s vision while focusing on key milestones we have already achieved;

•                 Waterton’s Proposed Chair, CEO and Many Other Nominees are Unqualified — Waterton’s proposed Chair has never served independently on a public company board and has no mining experience but does have a longstanding relationship with Waterton’s Managing Partner and was involved in an excessive compensation controversy. Waterton’s proposed CEO has just over a year of CEO experience and a track record of development project failures, disappointing production results and an inability to acquire growth assets. Waterton’s slate also includes individuals whose experience was gained at companies with very poor environmental, community engagement and safety performance. You should not leave the value of your investment in their hands.

Waterton continues to demand substantial changes to Hudbay’s Board and executive leadership despite the successful execution of our strategic plan and increasing value of our shares. Why would it want to disrupt Hudbay’s positive momentum…unless it has another agenda it hasn’t revealed?

Hudbay Recommends Shareholders Support our Reasonable and Responsible Slate of Nominees

After ably representing the interests of shareholders on the Board of Directors, W. Warren Holmes and Alan J. Lenczner will not be standing for re-election. We sincerely thank Warren and Alan for their service in helping make Hudbay the Company it is today.

In this context and as part of its ordinary Board renewal process, our Corporate Governance and Nominating Committee considered the current composition of the Board and recommended the addition of Richard Howes as a new independent director. Mr. Howes has nearly 40 years experience as a mining industry leader and has technical and technological skills and expertise that will complement the Board.

Despite Waterton’s refusal to engage constructively on a settlement that would be in the best interests of all shareholders and avoid the cost and distraction of a contested shareholder meeting, our recommended slate of directors also includes two of Waterton’s nominees - Mike Anglin and David Smith, who would serve on an 11 member Board, an increase from the current 10 directors. Hudbay’s Board has determined that Messrs. Anglin and Smith have skills and experience that could allow them to make valuable contributions to the Company. In addition:

•                  Their election as directors, along with Richard Howes, would further advance and accelerate Hudbay’s ongoing Board renewal; and

•                  Waterton is a significant shareholder — owning 12% of the Company’s shares. The Board believes it is appropriate to give due consideration to Waterton’s nominees — albeit on a basis that is more proportionate to its ownership position and not the disruptive, disproportionate majority control of the Board and executive leadership it is seeking.

This is a reasonable and prudent approach to Board refreshment and is consistent with what we have previously proposed to Waterton. Unfortunately, for reasons known only to it, Waterton is not agreeable to such a settlement and continues to pursue its self-interested agenda that unnecessarily threatens our current positive momentum.

We have moved deliberately and thoughtfully, with the input and support of some of our largest shareholders to propose a slate of directors that the Board unanimously supports and that appropriately balances a number of considerations, while avoiding abrupt change and disruption to a Board and management team that is effectively creating value for shareholders.

Hudbay strongly believes that changes to the Board beyond our proposed nominees could result in significant disruption to the Company’s positive momentum and risks the future value of your investment in Hudbay. Incremental refreshment of a board through the regular replacement of directors is sound corporate governance. Replacement of the majority of a competent Board with an unqualified slate of directors with no knowledge of a Company’s assets is dangerous and should be avoided.

Time is short and the stakes are high. In order to ensure that your vote is counted at the Annual and Special Meeting of Shareholders, please vote only the GREEN proxy FOR the nominees recommended by Hudbay, and ensure that your proxy is received prior to the proxy voting deadline of 10:00 a.m. (Toronto time) on Friday, May 3, 2019. Vote FOR positive momentum and sustainable value creation and protect the value of your investment in Hudbay.

Sincerely,

Alan R. Hibben, Chair

on behalf of Hudbay’s Board of Directors

Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” (collectively, “forward- looking information”) within the meaning of applicable Canadian and United States securities legislation. Forward- looking information includes information that relates to, among other things, Hudbay’s and Waterton’s respective priorities, plans and strategies for Hudbay, the ability of Hudbay management to execute plans and strategies for Hudbay, Waterton’s intention to solicit proxies for election of the Waterton Nominees at the Meeting, the performance of the Hudbay Nominees if elected to the Board and the impact of ongoing matters between Hudbay and Waterton.. Forward-looking information is not, and cannot be, a guarantee of future results or events.

Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), as well as the risks discussed under the heading “Risk Factors” in Hudbay’s most recent Annual Information Form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, undue reliance should not be placed on forward-looking information. Hudbay does not assume any obligation to update or revise any forward looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

About Hudbay

Hudbay (TSX, NYSE: HBM) is an integrated mining company producing copper concentrate (containing copper, gold and silver), molybdenum concentrate and zinc metal. With assets in North and South America, the company is focused on the discovery, production and marketing of base and precious metals. Through its subsidiaries, Hudbay owns three polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and copper projects in Arizona and Nevada (United States).  The company is governed by the Canada Business Corporations Act and its shares are listed under the symbol “HBM” on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. Further information about Hudbay can be found on www.hudbay.com.

For further information, please contact:

Investors

Laurel Hill Advisory Group

416-304-0211 or 1-877-452-7184

assistance@laurelhill.com

Candace Brûlé

Director, Investor Relations

(416) 814-4387

candace.brule@hudbay.com

For media inquiries, please contact:

Joel Shaffer

Longview Communications and Public Affairs

(416) 649-8006

jshaffer@longviewcomms.ca

Scott Brubacher

Director, Corporate Communications

(416) 814-4373

scott.brubacher@hudbay.com